EXHIBIT 2.2

              AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

     This Amendment to Agreement and Plan of Reorganization is entered into on this 27th day of January, 2000, by and among Fountain Colony Ventures, Inc., a Colorado corporation (hereinafter "Fountain Colony"), Green Medical Company, Ltd., a Japanese corporation (hereinafter "Green Medical"), and Katumori Hayashi as the sole shareholder of Green Medical (hereinafter referred to as "Green Medical Stockholder").

     RECITALS:

     A. On January 19, 2000, the parties entered into an Agreement and Plan of Reorganization.

     B. The parties later decided that the provisions of the Agreement and Plan of Reorganization which required Fountain Colony to change its domicile from Colorado to Nevada and to change its name to "Green Medical USA, Inc." would unduly delay the closing of the Reorganization due to the fact that Fountain Colony would have to prepare and file a Proxy Statement with the U.S. Securities and Exchange Commission prior to seeking Fountain Colony shareholder approval. The parties decided that it is in their best interests to proceed with the closing of the Reorganization transaction as soon as possible, and allow Fountain Colony to prepare a Proxy Statement and seek Fountain Colony shareholder approval of a change of domicile and a change of name after the closing.

     C. The parties now desire to amend certain provisions of the Agreement and Plan of Reorganization as provided for herein.

     NOW, THEREFORE, in consideration of the mutual covenants of the parties, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree to amend certain provisions of the Agreement and Plan of Reorganization as described below:

                                  AGREEMENT

     1. Cancellation of Requirement to Change Domicile and Name of Fountain Colony Prior to Closing. Certain provisions of the Agreement and Plan of Reorganization, including but not limited to Section 8(d), provide that Fountain Colony shall, prior to Closing, change its domicile from a Colorado corporation to a Nevada corporation through a parent corporation-subsidiary corporation merger in which: (i) the Articles of Incorporation and By-Laws of the new Nevada corporation shall become the Articles of Incorporation and By-Laws of the surviving corporation; (ii) the 900,000 outstanding shares of Fountain Colony common stock shall be exchanged for the Nevada subsidiary corporation's common stock on a 1 old share for 4.2 new shares basis, resulting in Three Million Seven Hundred Eighty Thousand (3,780,000) shares of Fountain Colony Successor common stock being issued and outstanding immediately prior to the Closing of the Reorganization; and (iii) the name of the successor corporation shall be "Green Medical U.S.A., Inc." or such other name designated by Green Medical. Theses requirements are hereby deleted from the Agreement and Plan of Reorganization. The related provision of Section 9(f) which provided for the payment of Fountain Colony's legal expenses to be incurred in changing its domicile from Colorado to Nevada and in obtaining Fountain Colony shareholder approval is hereby deleted. Additionally, the break-up fee provision of
Section 13 which was designed to cover payment of such legal fees and the additional legal fees necessary to change the domicile of Fountain Colony back to Colorado is hereby deleted.

     2. Forward Stock Split of Fountain Colony. Prior to the Closing of the Reorganization, Fountain Colony shall approve and effect a forward stock split of its issued and outstanding shares of common stock (or the payment of a stock dividend in respect of its issued and outstanding shares of common stock) such that immediately following the forward stock split (or payment of stock dividend) the number of issued and outstanding shares of Fountain Colony common stock shall be increased from Nine Hundred Thousand (900,000) shares to Three Million Seven Hundred Eighty Thousand (3,780,000) shares.

     3. Amendment Concerning Acquisition of Sun Green Pharmacy Assets and Liabilities. Section 9(d) of the Agreement and Plan of Reorganization is hereby amended in its entirety to read as follows:

          Presently Green Medical owns and operates eighteen (18) pharmacy locations in Japan, and Sun Green Pharmacy operates an additional seven (7) pharmacy locations in Japan. The Green Medical Stockholder owns and operates the seven (7) Sun Green Pharmacy locations as a sole proprietorship. Prior to the Closing, the Green Medical Stockholder shall transfer all of the assets of the seven (7) Sun Green Pharmacy locations operated as a sole proprietorship (except for two real properties owned by the Green Medical Stockholder and used in the business of

Sun Green Pharmacy and approximately Forty Thousand Dollars ($40,000) of certain equipment used by Sun Green Pharmacy) to Green Medical. The transfer of the assets from Sun Green Pharmacy to Green Medical shall include all seven
(7) Sun Green Pharmacy locations and all inventory held at the seven (7) Sun Green Pharmacy locations. As part of that transaction, Green Medical shall accept responsibility for and assume all the liabilities of Sun Green Pharmacy except for certain loans payable and mortgages encumbering the two parcels of real property not being transferred and certain other liabilities payable by Sun Green Pharmacy. The amount of the Sun Green Pharmacy liabilities not being assumed by Green Medical is approximately $___________. The Green Medical Stockholder agrees to enter into lease agreements with Green Medical covering five (5) of the Sun Green Pharmacy locations owned by third parties. The monthly rental amounts and other terms of the lease agreements concerning those five (5) properties shall be substantially the same as those lease agreements currently in place between the Green Medical Stockholder doing business as Sun Green Pharmacy and the five (5) landlords. The Green Medical Stockholder will enter into two new lease agreements with Green Medical covering the additional two (2) Sun Green Pharmacy locations which are currently operated out of real property locations owned by the Green Medical Stockholder. The terms of these two new lease agreements shall provide for a fair market value rental rate to be paid to the Green Medical Stockholder.

     4. Other Inconsistent Provisions Hereby Amended. Any other provisions of the Agreement and Plan of Reorganization which are inconsistent with the terms of Sections 1, 2 and 3 of this Amendment described above, shall be deemed to be amended consistent therewith. All other terms and conditions of the Agreement and Plan of Reorganization shall remain unchanged and in full force and affect.

     This Amendment is entered into as of the date and year fist above written.

                                       FOUNTAIN COLONY VENTURES, INC.


                                      By /s/ Patrick C. Brooks
                                        ---------------------------
                                            Patrick C. Brooks, President

                                       GREEN MEDICAL COMPANY, LTD.



                                      By /s/ Katumori Hayashi
                                        ---------------------------
                                             Katumori Hayashi, President


                                       STOCKHOLDER OF GREEN MEDICAL
                                       COMPANY, LTD.


                                          /s/ Katumori Hayashi
                                         ----------------------------
                                              Katumori Hayashi